UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 12b-25


                         NOTIFICATION OF LATE FILING



SEC FILE NUMBER: 01558
CUSIP NUMBER:  138108-402



Check one:     X   Form 10-K       Form 20-F       Form 11-K
              ---             ---              ---
                         Form 10-Q          Form N-SAR
                     ---                ---

	For Period Ended:   November 30, 2002

PART I. - REGISTRANT INFORMATION

        A.  Full Name of Registrant - Canterbury Consulting Group, Inc.

        B.  Address of Principal Office - 352 Stokes Road, Suite 200
                                          Medford, NJ  08055

PART II. - RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:


        A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        B. The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

        C. The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

PART III. - NARRATIVE

       The Registrant's annual report on Form 10-K could not be filed within the prescribed time period due to the inability of the Registrant's accountants to complete their audit. However, the audit will be available prior to the end of the extension period.

PART IV. - OTHER INFORMATION

        A.  Name of Person to Contact in Regard to this Notification:
William N. Levy, Esq.  (856) 751-9494.

        B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports.

        C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

       Canterbury Consulting Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                              By:	/s/ Kevin J. McAndrew
                                	------------------------------
                                    Kevin McAndrew, President
                                    and Chief Financial Officer


Date:  February 27, 2003